EXHIBIT 12

Kraft Foods Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three Months Ended	For the Nine Months Ended
	September 30, 2012	September 30, 2012

Earnings before income taxes	$669	$2,304

Add / (Deduct):
Fixed charges	117	160
Interest capitalized, net of amortization	2	3

Earnings available for fixed charges	$788	$2,467

Fixed charges:
Interest incurred:
Interest expense	$107	$130
Capitalized interest	–	–

	107	130
Portion of rent expense deemed to represent interest factor	10	30

Fixed charges	$117	$160

Ratio of earnings to fixed charges	6.7	15.4